Exhibit 99.1

Youlife Group Inc. Announces Memorandum of Understanding for Strategic Cooperation with Kazakhstan’s Innova Tree to Build Cross-Border Vocational Education Ecosystem in Central Asia

SHANGHAI – February 3, 2026 /PRNewswire/ – Youlife Group Inc. (“Youlife” or the “Company”) (NASDAQ: YOUL), a leading blue-collar lifetime service provider in China, today announced that it has entered into a non-binding memorandum of understanding for strategic cooperation (“MOU”) with Innova Tree, a Kazakhstan-based limited liability company with strong local capabilities in vocational education operations and government coordination (“Innova Tree”). Under the MOU, Youlife and Innova Tree will pursue comprehensive collaboration across vocational education, skills training, workforce and talent services, and selected cultural tourism-related labor programs, aiming to drive the bilateral mobility of professional talents between China and Kazakhstan while facilitating a cross-border “training-certification-internship-employment” closed-loop to establish a new paradigm for Youlife’s international vocational education ecosystem.

Kazakhstan has a population of approximately 20.5 million and a labor force of about 9.3 million, according to the Bureau of National Statistics of Kazakhstan, and is the largest economy in Central Asia, serving as a key gateway for regional economic and labor market integration. Innova Tree is a well-established vocational education and workforce services operator in Kazakhstan, with extensive experience in government and educational institution coordination, program development and delivery across both secondary and higher education levels, and on-the-ground project execution. Leveraging its strong local network and operational capabilities, Innova Tree serves as a key enabler of cross-border cooperation in vocational education and workforce services between China and Kazakhstan.

Mr. Yunlei Wang, Chief Executive Officer and Chairman of the Board of Youlife, commented: “This collaboration represents an important milestone in Youlife’s international expansion strategy and our efforts to build a scalable, cross-border vocational education and employment ecosystem. Through our partnership with Innova Tree, we plan to leverage Kazakhstan’s strategic geographic position and regional influence in Central Asia to expand into neighboring markets and systematically deploy our integrated “training, recruitment, outsourcing, post-employment services” platform.”

“Following the signing of the MOU, Youlife and Innova Tree intend to establish a joint working group to accelerate project implementation and explore potential joint venture opportunities in China and Kazakhstan to support resource sharing, operational coordination, and brand development. We believe this disciplined, partnership-driven expansion approach reflects Youlife’s continued focus on business model innovation and will support higher-quality, more sustainable long-term growth.” Mr. Yunlei Wang concluded.

Asher Aubakirov, director of Innova Tree, said: “We are very excited to enter into this UOM with Youlife. Youlife’s integrated approach to training, recruitment, talent management, and blue-collar services, combined with their industry expertise and resources, provides strong support for our initiatives. This collaboration is more than just bringing our strengths together – it’s a meaningful step toward advancing vocational education and workforce integration between China and Kazakhstan under the Belt and Road Initiative. We believe that working with Youlife will help create a sustainable, replicable model for cross-border vocational education and employment in Kazakhstan and across Central Asia, supporting regional talent development and long-term value for Youlife and Innova Tree.”

The UOM reflects Innova Tree’s recognition of Youlife’s leadership position in China’s blue-collar lifetime services sector, particularly in vocational education management, as well as its continued innovation in integrating education with workforce and talent services.

The UOM is non-binding, and the completion of any transaction remains subject to the negotiation and execution of definitive agreements, completion of due diligence, satisfaction of customary closing conditions, and applicable corporate and regulatory approvals. There can be no assurance that the parties will enter into definitive documentation or that any transaction will be completed.

About Youlife Group Inc.

Youlife is a leading global provider of blue-collar lifecycle services, dedicated to modernizing blue-collar employment through data, training, and AI-driven workforce solutions. In the talent services sector, Youlife operates 180 domestic branches and over 10 overseas offices. By partnering with more than 10,000 renowned enterprises worldwide, Youlife provides stable and future-ready workforce infrastructure at scale. Under its “School-Enterprise Cooperation” model, Youlife maintains a nationwide network of vocational schools, including 25 schools and 25 curriculum development programs, covering 37 cities and counties across 16 provinces in China. For more information, please visit: https://ir.youlife.cn/.

About Innova Tree

Innova Tree is a well-established local enterprise headquartered in Almaty, the Republic of Kazakhstan, with deep-rooted capabilities in local market operations, educational institution engagement, and government coordination. Innova Tree possesses extensive on-the-ground resources and a proven track record of effective execution across the Kazakhstan market.

Serving as an important bridge cooperation in education and workforce services between China and Kazakhstan, Innova Tree focuses on the organization and delivery of vocational education, technical education, and higher education programs, supporting cross-border collaboration and sustainable talent development initiatives.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding future events and the future results of Youlife current expectations, estimates, forecasts, and projections about the industry in which Youlife operates, as well as the beliefs and assumptions of Youlife’s management. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Youlife’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause Youlife’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements.

Contact

Zhuhong Ruan

youlife.ir@youlanw.com

(86) 13917429808